Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.
If you have sold or transferred all your shares in Guangshen Railway Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 525)
REMOVAL AND ELECTION OF DIRECTORS AND SUPERVISORS
AND
NOTICE OF ANNUAL GENERAL MEETING

A notice dated 29 April 2010 convening the AGM of the Company to be held at the Meeting Room, 3/F., No.1052 Heping Road, Shenzhen, Guangdong Province, the PRC on Tuesday, 22 June 2010 at 9:30 a.m. is set out on pages 4 to 6 of this circular. Whether or not you are able to attend the AGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon. If you intend to attend the AGM, you are required to complete and return the reply slip to the registered office of Guangshen Railway Company Limited at No.1052 Heping Road, Shenzhen, Guangdong Province, the PRC before 2 June 2010. The proxy forms should be returned to the registered office of the Company not less than 24 hours before the time appointed for the holding of the AGM (or any adjournment thereof).
29 April 2010

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 525)

Board of Directors:	Registered office:
Executive Directors	No.1052 Heping Road
He Yuhua	Shenzhen, Guangdong Province
Shen Yi	The People’s Republic of China
Luo Qing	Postal Code: 518010

Non-executive Directors
Cao Jianguo
Li Liang
Yu Zhiming

Independent Non-executive Directors
Dai Qilin
Wilton Chau Chi Wai
Lu Yuhui
29 April 2010
Dear Shareholder(s),
REMOVAL AND ELECTION OF DIRECTORS AND SUPERVISORS
AND
NOTICE OF ANNUAL GENERAL MEETING
A.	INTRODUCTION
The purpose of this circular is to (i) provide you with information reasonably necessary to enable you to make a decision on whether to vote for or against the ordinary resolutions to be proposed at the annual general meeting (“AGM”) of Guangshen Railway Company Limited (the “Company”) which will be convened for the purpose of considering and, if thought fit, approving, among others, the proposed changes in directors and supervisors; and (ii) give you the notice of the AGM.
B.	PROPOSED CHANGES IN DIRECTORS AND SUPERVISORS
The Company received written notices from Guangzhou Railway (Group) Company (“GR Company”), being the largest shareholder of the Company holding approximately 37.12% of the issued share capital of the Company, that it intended to remove Mr. Cao Jianguo as director of the fifth session of the board of directors of the Company (the “Board”) and Mr. Yao Muming as supervisor of the fifth session of supervisory committee of the Company (the “Supervisory Committee”) due to changes in their management function, and to appoint Mr. Chen Min as director of the fifth session of the Board and Mr. Xu Ling as supervisor of the fifth session of the Supervisory Committee. The particulars of Mr. Chen Min and Mr. Xu Ling are set out as follows:
Chen Min, aged 37, joined the railway department in 1992, and since then Mr. Chen has been engaged in works related to the operation, organization, coordination and management of railway transportation for years. He graduated with a university degree. From 1992 to 2004, he had served

LETTER FROM THE BOARD

numerous transportation and management related positions in Changsha Office of GR Company. During the period from 2004 to 2006, he had served as the deputy-director of the resources coordination office in the Changsha Office of GR Company and had subsequently worked in the resources coordination office of GR Company, and the resources coordination office under the resources coordination division of the Transportation Bureau of Ministry of Railway. Thereafter, he had served in various positions including the director of the resources coordination office of Qingzang Railway Company, and the office manager of contingency and emergency centre and the head officer of resources coordination of Qingzang Railway Company. He was the head officer of resources coordination of GR Company during the period from November 2007 to March 2010. Since then, he has been serving as a deputy general manager of GR Company. Mr. Chen has never been subjected to any penalty or disciplinary actions imposed by the China Securities Regulatory Commission (“CSRC”) and its related authorities, or any other stock exchanges.
Xu Ling, aged 54, joined the railway department in 1977. He has more than 30 years of experience in railway transportation management. He graduated with a university degree and is a senior political engineer. He had served numerous management related positions in GR Company and Huaihua Office of GR Company. From July 2003 to March 2005, he had served as the vice-secretary and secretary of the Party Committee in the Huaihua Railway Office of GR Company Company. From March 2005 to March 2009, he was the director and secretary of the Party Work Committee in the Huaihua Railway Office of the GR Company. From March 2009 to March 2010, he was the director and secretary of the Party Work Committee in Changsha Railway Office and Huaihua Railway Office of the GR Company. Since March 2010, he has been serving as the vice-secretary of the Party Committee and the secretary of the Disciplinary Committee of GR Company. Mr. Ling has never been subjected to any penalty or disciplinary actions imposed by the CSRC and its related authorities, or any other stock exchanges.
The term of office for Mr. Chen and Mr.Xu shall be the remaining term of the fifth session of the Board and the remaining term of the fifth session of the Supervisory Committee, respectively. In line with the Company’s remuneration and allowance package for the fifth session of the Board and the fifth session of the Supervisory Committee, each of Mr. Chen and Mr. Xu will not be entitled to any remuneration but each of them will be entitled to an annual subsidy of RMB12,000 respectively.
Save as disclosed above, (i) each of Mr. Chen and Mr. Xu has no relationship with any other directors, supervisors, senior management or substantial shareholders or controlling shareholders of the Company, (ii) each of Mr. Chen and Mr. Xu has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance, and (iii) each of Mr. Chen and Mr. Xu does not have any other directorship held in listed public companies in the last three years or in their members of the group of the companies.
Save as disclosed above, there is no information to be disclosed pursuant to Rule 13.51(2)(h) to (w) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules") and there is no other matter relating to the appointment of Mr. Chen and Mr. Xu that needs to be brought to the attentionof the shareholders of the Company.
C.	ANNUAL GENERAL MEETING
A notice convening the AGM is set out on pages 4 to 6 of this circular. Reply slips for confirming attendance at the AGM have been sent to the relevant Shareholders. A form of proxy for use at the AGM is enclosed with this circular. Whether or not you are able to attend the AGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon. If you intend to attend the AGM, you are required to complete and return the reply slip to the registered office of Guangshen Railway Company Limited at No.1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China (the “PRC”) before 2 June 2010. The proxy form should be returned to the registered office of the Company not less than 24 hours before the time appointed for the holding of the AGM (or any adjournment thereof).

LETTER FROM THE BOARD

Yours faithfully, He Yuhua Chairman

NOTICE OF ANNUAL GENERAL MEETING

(a joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 525)
NOTICE OF ANNUAL GENERAL MEETING
NOTICE IS HEREBY GIVEN THAT the Annual General Meeting (the “AGM”) of Guangshen Railway Company Limited (the “Company”) will be held at 9:30 a.m. on Tuesday, 22 June 2010, in the conference room of the Company at 3/F, No.1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China (the “PRC”) to consider and, if thought fit, approve the following matters:
ORDINARY RESOLUTIONS
1	THAT the work report of the board of directors of the Company (the “Board”) for 2009 be and is hereby reviewed and approved;

2	THAT the work report of the supervisory committee of the Company (the “Supervisory Committee”) for 2009 be and is hereby reviewed and approved;

3	THAT the audited financial statements of the Company for 2009 be and is hereby reviewed and approved;

4	THAT the proposed profits distribution of the Company for 2009 be and is hereby reviewed and approved;

5	THAT the financial budget of the Company for 2010 be and is hereby reviewed and approved;

6	THAT the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Company Limited as the PRC auditor to the Company for 2010 be and is hereby reviewed and approved, and that the Board and the audit committee be and are hereby authorised to determine its remuneration;

7	THAT the re-appointment of PricewaterhouseCoopers as the international auditor to the Company for 2010 be and is hereby reviewed and approved, and that the Board and the audit committee be and are hereby authorised to determine its remuneration;

8	THAT the removal of Mr. Cao Jianguo as director of the fifth session of the Board be and is hereby reviewed and approved;

9	THAT the appointment of Mr. Chen Min as director of the fifth session of the Board be and is hereby reviewed and approved;

10	THAT the removal of Mr. Yao Muming as supervisor of the fifth session of the Supervisory Committee be and is hereby reviewed and approved; and

11	THAT the appointment of Mr. Xu Ling as supervisor of the fifth session of the Supervisory Committee be and is hereby reviewed and approved.
Notes:
(1)	In accordance with the Articles of Association of the Company, Guangzhou Railway (Group) Company, a shareholder interested in 37.12% of the shares of the Company, has sent written notices to the Company notifying that it intended to remove Mr. Cao Jianguo as director of the fifth session of the Board and Mr. Yao Muming as supervisor of the fifth session of Supervisory Committee due to changes in their management

NOTICE OF ANNUAL GENERAL MEETING

function, and to appoint Mr. Chen Min as director of the fifth session of the Board and Mr. Xu Ling as supervisor of the fifth session of the Supervisory Committee. For biographies of Mr. Chen Min and Mr. Xu Ling, please refer to the circular of the Company dated 29 April 2010.

(2)	Holders of the H shares of the Company are advised that the registers of members of the Company’s H shares will be closed from Friday, 21 May 2010 to Tuesday, 22 June 2010 (both days inclusive), during which no transfer of H shares will be registered. Holders of the H shares of the Company who intend to receive the final dividends for this year must deliver the transfer document together with the relevant share certificates to the share registrar of the Company, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, Wan Chai, Hong Kong, for registration by 4:00 p.m. on Thursday, 20 May 2010.

Shareholders of the Company whose names appear on the registers of members of the Company on Thursday, 20 May 2010, or their proxies, are entitled to attend the AGM by presenting their identity cards or passports.

(3)	Each shareholder entitled to attend and vote at the AGM may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf. Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

(4)	The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. Where the appointer is corporation, the instrument must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or other authority must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or other authority, must be delivered to the registered address of the Company not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be).

(5)	Shareholders who intend to attend the AGM are requested to deliver the attendance confirmation reply form to the registered office of the Company in person, by post or by facsimile on or before Wednesday, 2 June 2010.

(6)	In respect of Resolution 9, set out below is the view of the independent non-executive directors of the Company on the proposed appointment of Mr. Chen Min as a director to the fifth session of the Board under the relevant requirements of the PRC Company Law and other applicable laws and regulations including, the “Guidance on the Establishment of Independent Directorship in Listed Companies”, the “Governance Standards for Listed Companies”, and the Articles of Association of the Company: “After a review of the biography of the proposed director, we are of the view that the proposed director possesses the relevant professional know-how and capacity in decision making, organization and execution, which are required for the performance of the directorship and that his qualification satisfies the relevant requirements under the Company Law and the Articles of Association of the Company. We are unaware of any circumstance which may disqualify such proposed directorship under the Company Law, or any prohibition from entering the securities market which was identified by the CSRC and is continuing. The proposed directorship is recommended to the general meeting. Independent Directors: Dai Qilin, Wilton Chau Chi Wai and Lu Yuhui.”

(7)	The AGM is expected to last for half a day. Shareholders and proxies attending the AGM shall be responsible for their own travelling, accommodation and other related expenses.

Registered Office of the Company:

No. 1052 Heping Road Shenzhen, Guangdong Province The People’s Republic of China Telephone: 86-755-25587920 or 25588146 Facsimile: 86-755-25591480

(8)	As at the date hereof, the board of directors of the Company comprises 3 executive directors, namely He Yuhua, Shen Yi and Luo Qing; 3 non-executive directors, namely Cao Jianguo, Li Liang and Yu Zhiming; and 3 independent non-executive directors, namely Dai Qilin, Wilton Chau Chi Wai and Lu Yuhui.

NOTICE OF ANNUAL GENERAL MEETING

By Order of the Board Guo Xiangdong Company Secretary
Shenzhen, the PRC
29 April 2010

(a joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 525)
Attendance Confirmation Reply Form for the annual general meeting
Pursuant to the Articles of Association of Guangshen Railway Company Limited (the “Company”) and the Company Law of the People’s Republic of China and relevant regulations, shareholders of the Company who intend to attend the annual general meeting of the Company (or any adjournment thereof) (“annual general meeting”) to be held at the Meeting Room of the Company at 3/F., No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China, on Tuesday, 22 June 2010 at 9:30 a.m. shall complete this attendance confirmation reply form.

Name	Number of shares held

Identity card number number /passport number	Telephone

Address

Date: 2010	Signature of the shareholder:
Notes:
(1)	Holders of the shares of the Company whose names appear on the registers of members of the Company on Thursday, 20 May 2010 are entitled to complete this attendance confirmation reply form and attend the annual general meeting.

(2)	This attendance confirmation reply form shall be completed in BLOCK LETTERS. Copies of this attendance confirmation reply form are also valid.

(3)	Please provide a copy of your identity card (or passport).

(4)	Please provide a copy of the share certificate(s) of the Company.

(5)	This attendance confirmation reply form, together with the documents mentioned in items (3) and (4) above shall be delivered to the Company in person, by post (based on the local postal stamp) or by facsimile on or before 2 June 2010.

(1)	If in person or by post, please deliver to:	(2)	If by facsimile, please transmit to:

	Secretariat of the Board of Directors of Guangshen Railway Company Limited No.1052 Heping Road Shenzhen, Guangdong Province The People’s Republic of China Postal Code: 518010		Secretariat of the Board of Directors of Guangshen Railway Company Limited Facsimile number: (86-755)-25591480

(a joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 525)
Proxy Form for Use by Shareholders at
the annual general meeting
Number of shares to
which this proxy form
relates: (Note 1)
I/We (Note 2)

of

being the shareholder of Guangshen Railway Company Limited (the “Company”) hereby appoint THE CHAIRMAN OF THE GENERAL MEETING/ ________________________________ (note 3) of _____________________________________________

as my/our proxy to attend and vote on my/our behalf at the annual general meeting of the Company (or any adjournment thereof) (“AGM”) to be held at the Meeting Room of the Company at 3/F., No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China, on Tuesday, 22 June 2010 at 9:30 a.m. in respect of the resolutions set out in the notice convening the AGM as hereunder indicated and if no indication is given, as my/our proxy think fit or abstain at his/her own discretion.

ABSTAIN
		FOR	AGAINST	FROM
RESOLUTIONS		(Note 4)	(Note 4)	VOTING(Note 4)
THAT the following ordinary resolutions are reviewed and approved
1.	To review and approve the work report of the board of directors of the Company for 2009

2.	To review and approve the work report of the supervisory committee of the Company for 2009

3.	To review and approve the audited financial statements of the Company for 2009

4.	To review and approve the proposed profits distribution of the Company for 2009

5.	To review and approve the financial budget of the Company for 2010

6.	To review and approve the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Company Limited as the PRC auditor to the Company for 2010 and to authorise the board of directors and the audit committee to determine its remuneration

7.	To review and approve the re-appointment of PricewaterhouseCoopers as the international auditor to the Company for 2010 and to authorise the board of directors and the audit committee to determine its remuneration

8.	To review and approve the removal of Mr. Cao Jianguo as director of the fifth session of the board of directors of the Company

9.	To elect Mr. Chen Min as director of the fifth session of the board of directors of the Company

10.	To review and approve the removal of Mr. Yao Muming as supervisor of the fifth session of the supervisory committee of the Company

11.	To elect Mr. Xu Ling as supervisor of the fifth session of the supervisory committee of the Company

Date:	2010	Signature (Note5):
Notes:
1.	Please fill in the number of shares in the Company registered in your name to which this proxy form relates. Failure to fill in the number of shares will result in this proxy form being deemed to relate to all shares in the Company registered in your name.

2.	Full name(s) and address(es) must be inserted in BLOCK LETTERS.

3.	If any proxy other than the chairman is preferred, strike out “THE CHAIRMAN OF THE GENERAL MEETING/” and insert the name and address of the proxy you intend to appoint in the space provided. A shareholder is entitled to appoint one or more proxies to attend and vote at the AGM. The proxy or proxies need not be a member of the Company. Any alteration made to this proxy form must be signed by the person who signs it.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PUT A “Ö” IN THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PUT A “Ö” IN THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON ANY RESOLUTION, PUT A “Ö” IN THE BOX MARKED “ABSTAIN FROM VOTING”. Failure to complete the boxes will entitle your proxy to cast your vote(s) at his/her discretion. Abstained votes or abstain from voting will not be treated as valid votes in the calculation of voting results.

5.	This proxy form must be signed by you or your attorney duly authorized in writing (in which case the written authority appointing such attorney has to be notarially certified) or, if the appointer is corporation, this proxy form must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or other authority must be notarially certified. To be valid, this proxy form, together with any notarially certified copy of the power of attorney or any other authority under which the proxy form is signed must be lodged at the registered address of the Company not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be).

6.	Completion and return of the proxy form will not preclude you from attending and voting in person at the AGM or at any adjourned meeting should you so wish.